December 10, 2008

To: Trustees of Saturna Investment Trust,
Amana Mutual Funds Trust

Re: Fidelity Bond and D&O/E&O Annual Premium Allocations

From: Saturna Capital

Annually, the Trustees must review continuation of the existing Rule 17g-1 fidelity bond coverage. We filed the application for the annual renewal to ICI Mutual (ICIM) for the Funds' fidelity bond and D&O/E&O coverage, and were given the coverage for which we applied.

Policy limits and deductibles are unchanged from last year. And as a result, the premiums are also unchanged. The D&O/E&O limit remains at $3 million with a deductible of $300,000. Each entity's fidelity bond coverage is to the full limit of $1,960,000, with a $50,000 deductible (except for the Funds, which cannot legally have a deductible). Mutual fund required amounts have been set in accordance with SEC Rule 17(g)-1, based on assets as of October 10, 2007, the date of the application.

The total quoted premium for the fidelity bond is $17,000, and $101,000 for the D&O/E&O policy.

We have historically allocated the fidelity bond premium according to the proportion of each insured's required coverage to the total bond coverage. Using this method, the blanket bond allocation is shown below in Table 1.

The D&O/E&O premium allocation is also identical to that used last year. It applies a 20% discount to quoted premiums received from ICI Mutual for individual policies of appropriate size for each entity.The policy size for Amana was $3MM, and $1MM for each of Saturna Investment Trust and Saturna Capital, including its affliate, Saturna Brokerage Services. The D&O/E&O allocation is shown below in Tables 2.

We have indicated acceptance of the policies, subject to your ratification of payment at this meeting. Attatched is a letter, from ICIM, confirming that the total premium for the bond and policy coverage allocated to each investment company is less than the premium such company would have to pay if it purchased separate policies.

Table 1. Fidelity Bond Premium Allocation
Insured	17(g)-1 Bracket	Coverage Requirement	Percentage of Total Bond	Bond Premium
Amana	$1-1.5 Billion	$1,250,000	63.78%	$10,863.52
Saturna Investment	$50-75 Million	$400,000	20.41%	$3,476.33
Saturna Capital	IRS requirement	$250,000	12.76%	$2,172.70
Saturna Brokerage	FINRA requirement	$60,000	3.06%	$521.45
		$1,960,000	100.00%	$17,034.00

Table 2. D&O/E&O Policy Premium Allocation
Insured	Individual Policy Limit	Individual Policy Quote	Joint Policy Discount (20%)	Policy Premium
Amana	$3,000,000	$71,000.00	$14,200.00	$56,800.00
Saturna Investment	$1,000,000	$22,500.00	$4,500.00	$18,000.00
Saturna Capital and SBS	$1,000,000	$33,000.00	$6,598.00	$26,402.00